EXHIBIT 4.13

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company Difference Capital Financial Inc. (“Difference” or the “Company”) 1201 - 2 St. Clair Ave. West Toronto, ON M4V 1L5

2.	Date of Material Change April 14, 2019

3.	News Release A news release, attached as Schedule “A” hereto, was disseminated on April 15, 2019 through Globe Newswire.

4.

Summary of Material Change

Difference and Mogo Finance Technology Inc. (“Mogo”) have entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which, subject to the approval of the shareholders of each company, the approval of the British Columbia Supreme Court, and the satisfaction or waiver of other closing conditions customary in transactions of this nature, Difference will acquire all of the issued and outstanding common shares of Mogo (the “Mogo Shares”) which it does not already own (the “Transaction”). The Transaction will proceed by way of a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Arrangement”). It is expected that following completion of the Transaction, Difference will change its name to “Mogo Inc.”, or such other name as the companies may determine, subject to the approval of the Difference shareholders (the “Shareholders”). Upon completion of the Transaction, the board of directors of Difference will consist of two nominees of Difference and three nominees of Mogo.

Under the terms of the Arrangement Agreement, holders of Mogo Shares (the “Mogo Shareholders”) will be entitled to receive one common share of Difference (the “Difference Shares”) in exchange for each Mogo Share held (the “Exchange Ratio”). Upon completion of the Transaction, existing Shareholders will hold approximately 20% of the then-issued and outstanding Difference Shares and former Mogo Shareholders will hold approximately 80% of the then-issued and outstanding Difference Shares.

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5.1

Full Description of Material Change

The following is a brief summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which has been filed and can be reviewed under Difference’s profile on SEDAR at www.sedar.com.

Overview

Difference and Mogo entered into the Arrangement Agreement on April 14, 2019, pursuant to which, subject to the approval of the shareholders of each company, the approval of the British Columbia Supreme Court, and the satisfaction or waiver of other closing conditions customary in transactions of this nature, Difference will acquire all of the Mogo Shares which it does not already own. The Transaction will be carried out by way of the Arrangement. The Arrangement will involve, among other things, a three-cornered amalgamation whereby Mogo will amalgamate with a wholly-owned subsidiary of Difference to form a new British Columbia company which will be a wholly-owned subsidiary of Difference. It is expected that following completion of the Transaction, Difference will change its name to “Mogo Inc.”, or such other name as the companies may determine, subject to the approval of the Shareholders. Upon completion of the Transaction, the board of directors of Difference will consist of two nominees of Difference and three nominees of Mogo.

Pursuant to the Arrangement, Mogo Shareholders immediately before the Arrangement will receive one Difference Share in exchange for each Mogo Share held.

Following the completion of the Arrangement, all of Mogo's outstanding convertible securities will become exercisable or convertible, as the case may be, for Difference Shares in accordance with the Exchange Ratio.

Upon completion of the Transaction, existing Shareholders will hold approximately 20% of the then-issued and outstanding Difference Shares and former Mogo Shareholders will hold approximately 80% of the then-issued and outstanding Difference Shares.

The Arrangement will be subject to customary closing conditions for a transaction of this nature and will require the approval of the British Columbia Supreme Court, and the approval of not less than 66⅔% of the votes cast by the Shareholders represented in person or by proxy at a special Shareholder’s meeting called to consider the Transaction (the “Special Meeting”).

The Transaction constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) given that a Difference control person and certain of Difference’s directors and officers hold Mogo Shares, which will be acquired by Difference pursuant to the Transaction. The Transaction is exempt from the MI 61-101 formal valuation requirement pursuant to section 6.3(2) of MI 61-101 as (i) neither Difference nor any of the related parties referenced below has material information concerning Difference or its securities that has not been generally disclosed, and (ii) the Difference management information circular will include a description of the effect of the distribution of Difference Shares on the direct and indirect voting interest of the related parties to the Transaction.

In accordance with MI 61-101, the Arrangement is also subject to majority approval of votes cast by the Shareholders, excluding votes cast by certain directors and officers of Difference, namely Michael Wekerle, Corey Delaney, Kees Van Winters and Thomas Liston, who are related parties of Difference for the purposes of the Transaction by virtue of their control or direction over certain Mogo Shares.

The effect of the Transaction on the securities indirectly or directly owned or controlled by of each of the above mentioned related parties is as follows:

i. Michael Wekerle currently owns or exercises control or direction over 11.27% of Mogo Shares and 46.6% of Difference Shares (on a basic basis). Mr. Wekerle also owns 65,000 options of Difference. Mr. Wekerle will own 19.92% of then outstanding Difference Shares (on a basic basis) following completion of the Transaction.

ii. Kees Van Winters currently owns or exercises control or direction over 0.22% of Mogo Shares and 2.69% of Difference Shares (on a basic basis). Mr. Winters also holds convertible debentures of Mogo in an aggregate amount of $6,500 and 32,000 options of Difference. Mr. Winters will own 0.77% of the then outstanding Difference Shares (on a basic basis) following completion of the Transaction.

iii. Corey Delaney currently owns or exercises control or direction over 0.13% of Mogo Shares and no Difference Shares (on a basic basis). Mr. Delaney also owns 32,000 options of Difference. Mr. Delaney will own 0.11% of the then outstanding Difference Shares (on a basic basis) following completion of the Transaction.

iv. Thomas Liston currently owns or exercises control or direction over 0.18% of Mogo Shares and 0.49% of Difference Shares (on a basic basis). Mr. Liston also holds convertible debentures of Mogo in an aggregate amount of $30,000, 10,000 restricted stock units of Mogo, 85,000 options of Mogo and 200,000 options of Difference. Mr. Liston will own 0.26% of the then outstanding Difference Shares (on a basic basis) following completion of the Transaction.

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All members of the board of directors of Difference (the "Board") and certain executive officers of Difference, collectively holding approximately 49.8% of the outstanding Difference Shares, have entered into voting support agreements, pursuant to which they have agreed to vote in favour of the Arrangement and related matters.

The Arrangement Agreement contains customary deal protection provisions which, among other matters, restrict Difference and Mogo from considering or accepting unsolicited superior proposals that may be submitted by arm's length third-parties (a "Superior Proposal"). In the event that Difference receives a Superior Proposal, Mogo has the right, for a limited period, to match such Superior Proposal. In the event that Mogo receives a Superior Proposal, Difference has the right, for a limited period, to match such Superior Proposal. The Arrangement Agreement also includes break fee, reverse break fee, and expense reimbursement provisions. In certain circumstances, a break fee of $3.0 million is payable by Mogo to Difference. In certain circumstances, Difference has agreed to pay a reverse-break fee of $1.3 million to Mogo. The parties have each agreed to a reciprocal expense reimbursement fee of $500,000 payable to the other if the Transaction is not completed in certain circumstances.

Fairness Opinion and the Recommendation of the Board of Directors

The Board formed a committee of non-management directors (the "Special Committee") to, among other things, review and evaluate the terms of the Transaction, and to make a recommendation to the Board in respect of the Transaction and other related matters. Eight Capital is acting as exclusive financial advisor to the Board in connection with the Transaction.

Canaccord Genuity, the independent fairness opinion provider to the Special Committee, provided a fairness opinion to the effect that, subject to certain assumptions, limitations, and qualifications set out therein, the Transaction is fair, from a financial point of view, to Difference (the "Fairness Opinion").

Following an extensive review and analysis of the Transaction, the Fairness Opinion and the recommendation of the Special Committee, the Board, after consulting with its financial and legal advisors, unanimously determined that the Transaction is fair to Difference and is in the best interests of Difference. The Board has unanimously approved the terms of the Transaction set out in the Arrangement Agreement and will recommend that all Shareholders vote in favour of the Transaction at the Special Meeting. The Mogo board of directors has also unanimously approved the Arrangement Agreement and will recommend that its shareholders vote in favor of the Transaction.

Difference expects to mail the management information circular to Shareholders in May of 2019 and to hold the Special Meeting in June of 2019.

A copy of the Arrangement Agreement is available under the SEDAR profile of Difference at www.sedar.com.

5.2	Disclosure for Restructuring Transactions Not Applicable.

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6.	Reliance on Section 7.1(2) of National Instrument 51‑102 Not Applicable.

7.	Omitted Information Not Applicable.

8.

Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Henry Kneis

Chief Executive Officer

(416) 649-5090

hkneis@differencecapital.com

9.	Date of Report April 24, 2019

Note Regarding Forward-Looking Statements

Certain information provided in this report constitutes forward-looking statements or information (collectively, “forward-looking statements”). Specifically, this report contains forward-looking statements relating to the Transaction, including but not limited to, the likelihood and consequences of completing the Transaction, the anticipated benefits of the Arrangement for Difference and its Shareholders; receipt of court, Shareholder and regulatory approvals of the Arrangement; acquisition costs; and completion of customary closing conditions.

Assumptions have been made regarding, among other things, the receipt of shareholder, regulatory and court approval of the Arrangement. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided in this report as a result of numerous known and unknown risks, uncertainties, and other factors. You can find a discussion of those risks and uncertainties in Difference’s securities filings, filed on Difference’s SEDAR profile at www.sedar.com. Such factors include, but are not limited to: the failure to obtain necessary Shareholder, regulatory or court approval of the Arrangement; the failure to satisfy the conditions to closing the Arrangement; general economic, market and business conditions; and other factors, many of which are beyond the control of Difference. There is no representation by Difference that actual results achieved will be the same as those forecast. Except as may be required by applicable securities laws, Difference assumes no obligation to publicly update or revise any forward-looking statements made in this report or otherwise, whether as a result of new information, future events or otherwise.

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Schedule “A”

NEWS RELEASE

All amounts in Canadian dollars unless otherwise noted

TORONTO, April 15, 2019 (GLOBE NEWSWIRE) -- Difference Capital Financial Inc. ("Difference" or the "Company") (TSX: DCF) is pleased to announce that it has entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which Difference will acquire all of the issued and outstanding common shares of Mogo Finance Technology Inc. ("Mogo") (TSX: MOGO, NASDAQ: MOGO), which it does not already own (the "Transaction").

The Transaction will be carried out by way of a statutory plan of arrangement of Mogo under the Business Corporations Act (British Columbia), which will involve, among other things, a three-cornered amalgamation whereby Mogo will amalgamate with a wholly-owned subsidiary of Difference to form a new British Columbia Difference subsidiary.

Difference and certain of its directors and officers currently own approximately 23% of the issued and outstanding common shares of Mogo (the "Mogo Shares") (on a basic basis). Under the terms of the Arrangement Agreement, holders of Mogo Shares (the "Mogo Shareholders") will be entitled to receive one common share of Difference (the "Difference Shares") for each Mogo Share they hold (the "Consideration"). The Consideration represents an aggregate equity value, on a fully-diluted-in-the-money basis of approximately C$110 million1 for Mogo and represents approximately a 43% premium to the closing traded price of the Mogo Shares on the Toronto Stock Exchange (the "TSX"), and approximately a 38% premium to the 20-day volume weighted average trading price of Mogo’s common shares on the TSX, each as of April 12, 2019. Upon the completion of the Transaction, existing holders of Difference Shares (the "Difference Shareholders") and Mogo Shareholders will each hold approximately 20% and 80% of the then-issued and outstanding Difference common shares, respectively.

Henry Kneis, CEO and co-founder of Difference, will continue to operate the Company through the Transaction and will ensure an orderly transition to Mogo’s management team thereafter. Once such transition is complete, Mr. Kneis will retire from the Company. In anticipation of his departure, Mr. Kneis resigned from Difference’s board of directors. The Company wishes to thank Mr. Kneis for his dedicated service since 2012.

Transaction Highlights:

•	The combination of Difference and Mogo creates a well-capitalized Canadian financial technology (“FinTech”) leader with a strong organic growth trajectory.

•	Participation for Difference Shareholders in the growth potential offered by Canada’s premier non-bank FinTech leader.

•	Continued participation for Difference Shareholders in the potential upside offered by future exits from Difference’s investment portfolio.

•	The Transaction will result in anticipated operational efficiencies through lower corporate, public company, and Board costs of the combined entities.

•	Strong, supportive combined corporate, retail and institutional shareholder base for the combined entity providing enhanced market visibility and liquidity.

“We are very pleased with the outstanding opportunity presented by the combination of Difference and Mogo,” stated Michael Wekerle, Executive Chairman of Difference. “Since its formation in 2012, Difference has made numerous investments in emerging technology and growth companies, and we are very excited about the next evolution and prospects of Difference with the combination with Mogo, the Canadian non-bank FinTech leader,” Mr. Wekerle continued.

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Board Approvals and Recommendations

Difference's board of directors (the "Board"), after receiving the unanimous recommendation of a special committee of the Board comprised solely of non-management directors (the "Special Committee"), and in consultation with its financial and legal advisors, has unanimously determined that the Transaction is in the best interests of Difference and is unanimously recommending that Difference Shareholders vote in favour of the Transaction.

Canaccord Genuity, independent fairness opinion provider to the Special Committee, has delivered a fairness opinion to the effect that, as of April 14, 2019, the consideration to be paid pursuant to the Arrangement Agreement by Difference Shareholders is fair, from a financial point of view, to Difference, subject to certain assumptions, limitations, and qualifications set out therein. The full text of the fairness opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken, and the term and conditions of the Transaction, will be included in the management information circular of Difference.

Certain Difference Shareholders, including Difference's directors and officers, which collectively control approximately 49.8% of the outstanding Difference Shares (on a basic basis), have entered into voting support agreements pursuant to which they have agreed, subject to the terms and conditions thereof, to vote in favour of the Transaction.

Transaction Details

Pursuant to the terms of the Arrangement Agreement, each Mogo Shareholder will be entitled to receive one Difference Share in exchange for each Mogo Share held (the "Exchange Ratio"). The outstanding stock options, restricted stock units and warrants of Mogo will remain outstanding and will be exchanged for stock options, restricted stock units and warrants of Difference, as adjusted by the Exchange Ratio as appropriate in accordance with their respective terms. Mogo’s outstanding convertible debentures will continue to remain outstanding and will be adjusted by the Exchange Ratio.

The Arrangement Agreement is subject to customary non-solicitation provisions, including each party’s right to consider and accept unsolicited superior proposals that may be submitted by arm’s length third-parties. The Arrangement Agreement also provides for break-fee, reverse break-fee and expense reimbursement payments in certain circumstances.

The Transaction constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) given that a Difference control person and certain of Difference’s directors and officers hold Mogo Shares, which will be acquired by Difference pursuant to the Transaction. The Transaction is exempt from the MI 61-101 formal valuation requirement pursuant to section 6.3(2) of MI 61-101. Minority Approval (as such term is defined in MI 61-101) will be sought at a special meeting of Difference shareholders, which is expected to occur in June 2019 (the “Difference Meeting”).

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Closing of the Transaction is subject to certain customary closing conditions, including court approval, certain third-party consents and the approval of:

i.	66⅔% of the votes cast by the Difference Shareholders at the Difference Meeting;

i.	a majority of the votes cast by Difference Shareholders, excluding Difference related parties that hold Mogo securities and any other votes that are required to be excluded in determining such approval in accordance with applicable securities laws and TSX rules, at the Difference Meeting;

iii.	66⅔% of the votes cast by the Mogo Shareholders at a special meeting expected to take place in June 2019;

iv.	a majority of the votes cast by the Mogo Shareholders, excluding Difference, its affiliates and any other votes that are required to be excluded in determining such approval in accordance with applicable securities laws; and

v.	TSX approval.

Further information regarding the Transaction will be provided in a management proxy circular which Difference expects to mail to their shareholders in May. Copies of the Arrangement Agreement, the management proxy circular and the voting support agreements will be available on the SEDAR profile of Difference at www.sedar.com. Difference anticipates that the Transaction will be completed in the summer of 2019.

Advisors

Eight Capital is acting as exclusive financial advisor to the Board. DLA Piper (Canada) LLP is acting as legal advisor to the Special Committee, and Canaccord Genuity is acting as independent fairness opinion provider to the Special Committee.

About Difference Capital Financial Inc.

Difference Capital Financial Inc. invests in and advises growth companies. It leverages its capital market expertise to help unlock value in technology, media and healthcare companies as they approach important milestones in their business lifecycle.

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Forward Looking Statements

Certain statements contained in this news release constitute forward-looking information. These statements relate to future events or future performance, including statements as to the likelihood and timing of completing the Transaction, likelihood of receiving shareholder and other third-party approvals for the Transaction, ability to receive court approvals in respect of the Transaction, timing for mailing of the management information circular, the shareholder meeting dates and the timing for closing of the Transaction. The use of any of the words “could”, “anticipate”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the current belief or assumptions of Difference as to the outcome and timing of such future events. Whether actual results and developments will conform with the expectations of Difference is subject to a number of risks and uncertainties including factors underlying management's assumptions, such as risks related to: the potential risk that the Transaction will not be approved by shareholders or that the Arrangement Agreement could be terminated in certain circumstances; failure to, in a timely manner, or at all, obtain the required regulatory, court, stock exchange or other third party approvals for the Transaction or any ancillary transaction; failure of the parties to otherwise satisfy the conditions to complete the Transaction; the possibility that the board of directors of Mogo or Difference could receive an acquisition proposal and approve a superior proposal; significant Transaction costs or unknown liabilities; the risk of litigation or adverse actions or awards that would prevent or hinder the completion of the Transaction; failure to realize the expected benefits of the Transaction; compliance with all applicable laws and other customary risks associated with transactions of this nature; and general economic conditions. If the Transaction is not completed and Difference continues as an independent entity, there are serious risks that the announcement of the Transaction and the dedication of substantial resources of Difference to the completion of the Transaction could have an adverse impact on its business, strategic relationships, and operating results. Failure to comply with the terms of the Arrangement Agreement on the part of Difference may, in certain circumstances, also result in Difference being required to pay a termination fee or expense reimbursement to Mogo, the result of which could have a material adverse effect on the financial position, operating results and ability to fund growth prospects of Difference. Readers are cautioned that the foregoing list is not exhaustive. Actual future results may differ materially. The forward-looking information contained in this release is made as of the date hereof and Difference is not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking information. The foregoing statements expressly qualify any forward-looking information contained herein.

Contact Information

Chief Executive Officer

(416) 649-5090

hkneis@differencecapital.com

www.differencecapital.com

_________________________

1 Excludes existing Difference ownership

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